UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 28, 2018

In the Matter of

Supreme Legal, Inc.
27125 Sierra Hwy Suite 306B
Santa Clarita, CA 91351

File No. 333-200308

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Supreme Legal, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Supreme Legal, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 28, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary

Action as set forth or recommended herein APPROVED pursuant to authority delegated by the Commission under Public Law 87-592.

For: Division of Corporation Finance

By: Barbara C. Jacobs
Date: 11/28/18